SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-33100

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

OWENS CORNING

SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

OWENS CORNING

One Owens Corning Parkway

Toledo, Ohio 43659

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Owens Corning Savings Plan

We have audited the accompanying statement of net assets available for plan benefits of Owens Corning Savings Plan (the “Plan”) as of December 31, 2010 and 2009 and the related statement of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2010 and 2009 and the changes in net assets available for plan benefits of the Plan for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held at end of year as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to those basic financial statements taken as a whole.

/s/ Plante & Moran, PLLC

Toledo, Ohio

June 28, 2011

Owens Corning Savings Plan

Statement of Net Assets Available for Plan Benefits

	December 31,
	2010	2009
Assets
Investments - Participant directed (Note 3):
Mutual funds	$441,144,435	$375,265,610
Common collective trust fund	10,798,451	10,161,737
Company common stock and warrants	3,232,525	2,829,614

	455,175,411	388,256,961

Notes Receivable from Participants (Note 4)	9,162,706	8,634,830

Net Assets Available for Plan Benefits at Fair Value	464,338,117	396,891,791

Adjustments from Fair Value to Contract Value for Interest in Common Collective Trust Relating to Fully Benefit-responsive Investment Contracts	(106,627)	195,487

Net Assets Available for Plan Benefits	$464,231,490	$397,087,278

The accompanying Notes to the Financial Statements are an integral part of this statement

Owens Corning Savings Plan

Statement of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2010	2009
Additions to Net Assets Available for Plan Benefits
Investment income:
Dividends and interest	$7,465,712	$6,161,066
Net appreciation in fair value of investments (Note 2)	45,651,447	74,525,341

Total investment income	53,117,159	80,686,407

Contributions:
Participants	24,786,745	24,006,821
Owens Corning	19,336,828	11,676,624

Total contributions	44,123,573	35,683,445

Interest on notes receivable from participants	379,149	471,193

Transfers in	207,129	291,894

Total additions - Net	97,827,010	117,132,939

Deductions from Net Assets Available for Plan Benefits
Distributions to participants	(30,334,161)	(36,976,117)
Transfers out	(236,244)	(151,316)
Administrative expenses	(112,393)	(127,201)

Total deductions	(30,682,798)	(37,254,634)

Net Increase	67,144,212	79,878,305

Net Assets Available for Plan Benefits
Beginning of year	397,087,278	317,208,973

End of year	$464,231,490	$397,087,278

The accompanying Notes to the Financial Statements are an integral part of this statement

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 1 - Summary of Significant Provisions of the Plan and Accounting Policies

Operations of the Plan - Owens Corning Savings Plan (the “Plan”) principally benefits salaried employees of Owens Corning and certain designated subsidiaries (collectively, the “Company”), as described in the plan agreement. An eligible employee may elect to enroll in the Plan at any time.

Fidelity Management Trust Company (the “Trustee”) is the trustee as defined by the Plan and the Company is the plan sponsor.

Administrative expenses of the Plan are charged to the Plan and include professional fees and other administrative expenses.

Plan investment elections include investments managed primarily by Fidelity Investments and Company common stock. Therefore, these transactions qualify as permitted party-in-interest transactions.

The following descriptions of the Plan provide only general information. Participants should refer to the plan agreement for a more complete description of the Plan’s provisions.

Plan Contributions - Participants may elect to contribute from 1 percent to 50 percent of their base pay and eligible incentive pay to the Plan. Participants may designate all or a portion of their contributions as deferred income up to the maximum allowed by federal law, pursuant to Section 401(k) of the Internal Revenue Code. These contributions are not subject to federal income tax until such amounts are distributed to the participants. Participants may also elect to make after-tax contributions to the Plan. The Plan requires remittance of participant contributions to the Trustee when deducted from participants’ paychecks.

Through December 31, 2009, the Company provided matching contributions of 100 percent of participants’ contributions up to 5 percent of eligible compensation deferred.

Effective January 1, 2010, the Company amended the Plan to increase the employer matching contribution to 100 percent of participants’ contributions up to 6 percent of eligible deferrals. Also effective January 1, 2010, all eligible employees received an automatic Company contribution to their account in the amount of 2% of their eligible compensation per pay period regardless of their individual contribution elections.

All Company contributions are invested according to the participant’s elections at the time of the contribution; if a participant has no election on file, the contributions are invested in the appropriate age-based life style Fidelity Freedom Fund.

Included in participant contributions in the accompanying financial statements for the years ended December 31, 2010 and 2009 is $ 1,307,551 and $ 1,566,636, respectively, of rollovers from other plans.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Allocation of Contributions - Participant contributions and Company contributions are allocated to individual participant accounts each pay period. Each participant account is adjusted on each business day to reflect the fair market value of the investment funds in which the account is invested.

Plan Investment Options - Participants elect to have their contributions invested in whole one percent increments among the investment elections made available under the Plan. On a daily basis, participants may change their investment elections and contribution rate as well as redistribute their account balances. Participants may discontinue their contributions to the Plan at any time. The Trustee, at its sole discretion subject to the provisions in the trust agreement, may hold any portion of any contribution in cash, which it considers necessary to meet anticipated disbursements.

Basis of Accounting - The accompanying financial statements have been prepared on the accrual basis.

The Statement of Net Assets Available for Plan Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The related activity is presented at contract value in the Statement of Changes in Net Assets Available for Plan Benefits.

Investment Valuation - The Plan’s investments are stated at fair value, except for its common collective trust fund, which is valued at contract value. Contract value represents investments at cost plus accrued interest income less amounts withdrawn to pay benefits. The fair value of the common collective trust fund is based on discounting the related cash flows of the underlying guaranteed investment contracts based on current yields of similar instruments with comparable durations. Investments in mutual funds are recorded on quoted market prices.

The fair value of the Plan’s investments in Owens Corning common stock and warrants is based on the New York Stock Exchange closing market prices.

Benefit Payments - Benefits are recorded when paid.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Income Taxes - The Internal Revenue Service has issued a determination letter dated November 5, 2009 stating that the Plan meets the requirements of Section 401(a) of the Internal Revenue Code (the “Code”) and that the trust is exempt from taxation under Section 501(a) of the Code. Participants generally are not subject to federal income tax on Company contributions or fund earnings until those amounts are distributed to them. Participants may elect to designate all or a portion of their contributions to the Plan as deferred income pursuant to Section 401(k) of the Code. This election permits the participants to exclude from gross taxable income for federal tax purposes that portion of their contributions so designated, subject to certain limitations, until such time as they are withdrawn from the Plan. The Plan has been amended since the determination letter was issued. Management believes that the amendments do not change the Plan’s status for meeting the requirements of Section 401(a) of the Internal Revenue Code and that the trust is still exempt from taxation.

Proceedings in the Event of Plan Termination - Although the Company has not expressed any intent to do so, it has the right to terminate the Plan. Participants would, in accordance with the terms of the Plan, receive a distribution of their account balance. This distribution would include their contributions to the Plan, Company contributions to the Plan on their behalf, and the earnings or losses on those contributions.

New Accounting Pronouncement - During 2010, the Plan adopted the provisions of a new accounting standard which requires that defined contribution plans classify participant loans as participant notes receivable rather than as investments as was previously required. This standard was adopted retroactively and, as a result, the December 31, 2009 participant loans have been reclassified from investments to participant notes receivable and the 2009 interest income has been reclassified from investment income to interest from participant notes receivable. The adoption of this standard had no impact on the Plan’s net assets or changes in net assets.

Note 2 -Realized Gains and Losses and Unrealized Appreciation and Depreciation

Purchases and sales of investments are reflected on a trade-date basis. Realized gains and losses are calculated using the average historical cost of investments. Unrealized appreciation represents the change in cumulative unrealized appreciation on investments since the beginning of the year.

During 2010 and 2009, the Plan’s investments, including gains and losses on investments bought and sold, as well as held during the year, appreciated by $ 45,651,447 in 2010 and $ 74,525,341 in 2009, as follows:

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

	2010	2009
Net appreciation in fair value of investments:
Mutual funds	$44,649,041	$72,067,396
Common collective trust	334,600	378,210
Company common stock and warrants	667,806	2,079,735

Total	$45,651,447	$74,525,341

Note 3 - Significant Plan Investments

The following presents investments that represent 5 percent or more of net assets available for plan benefits at December 31, 2010:

Fidelity Low Priced Stock K	$68,838,194
Fidelity Contrafund K	$59,770,939
Fidelity Retirement Money Market Portfolio	$47,471,502
Spartan 500 Index - Advantage Class	$40,213,681
Fidelity Diversified International Fund K	$32,129,918
PIMCO Total Return - Investor Class	$27,991,158
Lazard Emerging Markets Institutional Class	$26,740,521

The following presents investments that represent 5 percent or more of net assets available for plan benefits at December 31, 2009:

Fidelity Low Priced Stock Fund	$59,225,075
Fidelity Contrafund K	$50,326,675
Fidelity Retirement Money Market Portfolio	$49,614,520
Spartan 500 Index - Advantage Class	$35,776,224
Fidelity Diversified International Fund K	$32,330,507
Lazard Emerging Markets Institutional Class	$21,275,801

Note 4 - Notes Receivable from Participants

Notes receivable from participants represent loans made from the Plan to active participants. Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible. The total amount a participant may borrow is the lesser of $50,000 or 50 percent of the participant’s total vested account balance, limited to the total of contributions designated as before-tax and related earnings. The minimum amount available for a loan is $1,000. The total amount a participant may borrow is reduced by the highest outstanding loan balance in the prior one-year period.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Loans advanced are repaid through regular payroll deductions with interest equal to the prime rate in effect on the last business day of the month prior to the employee’s loan application.

A loan can be requested for any reason. Under the terms of the Plan, a borrower has from one to five years to repay the loan. Loans transferred into the Plan from other plans are continued under the same terms applicable to the loan when it originated. Some of these transferred loans may have a repayment term that is longer than five years. Repayments of principal and interest are invested in the same manner as the participant’s contributions.

Note 5 - Vesting, Forfeitures, and Distributions

Participants are 100 percent vested in participant contributions and Company contributions when made.

Such vested contributions and earnings thereon are automatically distributable under the required minimum distribution rules upon the April 1st of the year following the year in which the participant attains 70 1/2 years of age or upon the participant’s death, whichever is earlier. If termination of employment occurs for any reason other than death, the participant’s account will become distributable either at 70 1/2 years of age as described above or upon an election for distribution filed with the plan administrator at any time following the participant’s termination of employment.

Participants may withdraw at any time all or any part of the value of their after-tax contributions (this excludes contributions designated as deferrals). Participants who have attained age 65 and meet minimum service requirements may make withdrawals of Company contributions. No other withdrawals of Company contributions can be made during employment. Participants aged 59 1/2 or older may withdraw all or a portion of their before-tax deferral contributions and earnings. Otherwise, before-tax contributions may be withdrawn only under serious financial hardship. Earnings credited to the before-tax contributions before 1989, if any, are available for withdrawal only if participants can show evidence of a serious financial hardship.

Subsequent to December 30, 1989, Company contributions and earnings thereon cannot be withdrawn by participants, even if vested, unless terminated, retired, 65 years of age, or deceased. Prior to January 1, 2003, participants who voluntarily terminated or were terminated for cause forfeited the non-vested portion of the Company’s contributions and related earnings. Participants in the Plan on or after January 1, 2003 are 100 percent vested in Company contributions. Forfeitures, if any, are applied to reduce subsequent Company contributions to the Plan. The market value of the underlying investments forfeited by employees withdrawing from the Plan was $ 48,377 and $ 13,959 for the years ended December 31, 2010 and 2009, respectively.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Note 6 - Risks and Uncertainties

The Plan’s invested assets consist of mutual funds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the inherent risk associated with investment securities and the uncertainty related to changes in the value of investment securities, it is at least reasonably possible that the exposure to these various risks and uncertainties in the near term would materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Plan Benefits and Statement of Changes in Net Assets Available for Plan Benefits.

Note 7 - Fair Value

The Company classifies and discloses plan assets using a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. In general, fair values determined by Level 1 inputs use quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access. Fair values determined by Level 2 inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals. Level 3 inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset or liability. In instances where inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Plan’s assessment of the significance of particular inputs to these fair value measurements requires judgment and considers factors specific to each asset or liability.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Assets Measured at Fair Value on a Recurring Basis at December 31, 2010

	Balance at December 31, 2010	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Mutual Funds
Domestic Equity Funds	$217,760,032	$217,760,032	$—
International	61,214,054	61,214,054	—
Lifecycle	51,575,658	51,575,658	—
Money Market	47,471,502	47,471,502	—
Other	63,123,189	63,123,189	—
Company common stock and warrants	3,232,525	3,232,525	—
*Common collective trust fund	10,798,451	—	10,798,451

Total Assets at Fair Value	$455,175,411	$444,376,960	$10,798,451

*	The common collective trust is Managed Income Portfolio II (“MIP II”). MIP II invests in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities and money market funds to provide daily liquidity. The fund tries to maintain a stable $1 unit price.

Owens Corning Savings Plan

Notes to Financial Statements

December 31, 2010 and 2009

Assets Measured at Fair Value on a Recurring Basis at December 31, 2009

	Balance at December 31, 2009	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)
Assets
Mutual Funds
Domestic Equity Funds	$137,786,108	$137,786,108	$—
International	54,697,445	54,697,445	—
Lifecycle	40,769,963	40,769,963	—
Indexed	54,126,726	54,126,726	—
Money Market	49,614,520	49,614,520	—
Other	38,270,848	38,270,848	—
Company common stock and warrants	2,829,614	2,829,614	—
*Common collective trust fund	10,161,737	—	10,161,737

Total Assets at Fair Value	$388,256,961	$378,095,224	$10,161,737

*	The common collective trust is a combination of units of Managed Income Portfolio (“MIP”) and Managed Income Portfolio II (“MIP II”). MIP and MIP II invest in investment contracts (wrap contracts) issued by insurance companies and other financial institutions, fixed income securities and money market funds to provide daily liquidity. The fund tries to maintain a stable $1 unit price.

Owens Corning Savings Plan

Schedule of Assets Held at End of Year

Form 5500, Schedule H, Item 4i

EIN 34-4323452, Plan 004

December 31, 2010

Identity of Issuer, Borrower, Lessor, or Similar Party	Description of Investments	Cost	Current Value
	Mutual funds:
Fidelity **	Contrafund K	*	$59,770,939
	Retirement Money Market Portfolio	*	47,471,502
	Diversified International Fund K	*	32,129,918
	Low Priced Stock K	*	68,838,194
	Puritan Fund	*	20,530,793
	U.S. Bond Index	*	14,601,238
	Freedom K Income	*	2,443,672
	Freedom K 2000	*	713,951
	Freedom K 2005	*	159,558
	Freedom K 2010	*	5,968,747
	Freedom K 2015	*	4,615,731
	Freedom K 2020	*	12,890,472
	Freedom K 2025	*	4,740,469
	Freedom K 2030	*	9,741,734
	Freedom K 2035	*	2,613,883
	Freedom K 2040	*	4,891,882
	Freedom K 2045	*	1,750,445
	Freedom K 2050	*	1,045,114
Spartan	Extended Market Index - Advantage Class	*	8,222,036
Spartan	500 Index - Advantage Class	*	40,213,681
PIMCO	Total Return - Investor Class	*	27,991,158
Lazard	Emerging Markets Equity Portfolio - Institutional Shares	*	26,740,521
Munder Capital Management	Mid-Cap Core Growth Class Y	*	10,794,976
Columbia Management	Columbia Acorn USA Fund Class Z	*	5,387,083
Harbor	International Fund - Investor Class	*	2,343,614
Wells Fargo Advantage	Small Capital Value Fund - Investor Class	*	10,209,275
Allianz	NFJ Small-Cap Value Fund - Institutional Class	*	2,562,061
American Beacon Fund	Large Capital Value - Investor Class	*	8,071,788
Goldman Sachs	Mid Capital Value Fund	*	3,690,000
Fidelity	Common Collective Trust - Managed Income Portfolio II	*	10,691,824
Owens Corning **	Company common stock	*	3,165,279
Owens Corning **	Company warrants	*	67,246
Participants	Participant notes receivable (interest rates ranging from 3.25% to 9.5%; maturity dates ranging from 2011 to 2015)	*	9,162,706

	Total		$464,231,490

*	Cost information not required
**	Represents party-in-interest

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned hereunto duly authorized.

OWENS CORNING SAVINGS PLAN

By:	/S/ Richard C. Tober
Richard C. Tober Plan Administrator

Dated: June 28, 2011